Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration No. 333-271048
Supplement dated December 2, 2025)
Celanese US Holdings LLC
$600,000,000 7.000% Senior Notes due 2031
$800,000,000 7.375% Senior Notes due 2034

Term Sheet
December 3, 2025
Terms Applicable to the 7.000% Senior Notes due 2031

Principal Amount:	$600,000,000

Title of Securities:	7.000% Senior Notes due 2031 (the “2031 Notes”)

Maturity Date:	February 15, 2031

Offering Price:	100.000%

Coupon:	7.000%

Yield to Maturity:	7.000%

Interest Payment Dates:	February 15 and August 15 of each year, commencing August 15, 2026

Record Dates:	February 1 and August 1 of each year

Optional Redemption:	Make-whole call at T+50 bps prior to February 15, 2028, then: On or after February 15 of each of the years indicated below:

Year	Percentage
2028	103.500%
2029	101.750%
2030 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Up to 40% at 107.000% prior to February 15, 2028

CUSIP Number:	15089Q BC7

ISIN Number:	US15089QBC78

Terms Applicable to the 7.375% Senior Notes due 2034

Principal Amount:	$800,000,000

Title of Securities:	7.375% Senior Notes due 2034 (the “2034 Notes” and together with the 2031 Notes, the “Notes”)

Maturity Date:	February 15, 2034

Offering Price:	100.000%

Coupon:	7.375%

Yield to Maturity:	7.375%

Interest Payment Dates:	February 15 and August 15 of each year, commencing August 15, 2026

Record Dates:	February 1 and August 1 of each year

Optional Redemption:	Make-whole call at T+50 bps prior to February 15, 2029, then: On or after February 15 of each of the years indicated below:

Year	Percentage
2029	103.688%
2030	101.844%
2031 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Up to 40% at 107.375% prior to February 15, 2029

CUSIP Number:	15089Q BD5

ISIN Number:	US15089QBD51

Terms Applicable to Each Series of Notes

Issuer:	Celanese US Holdings LLC

Guarantors:	Celanese Corporation and certain subsidiaries of the Issuer

Joint Book-Running Managers:
BofA Securities, Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Truist Securities, Inc.
UniCredit Capital Markets LLC
U.S. Bancorp Investments, Inc.
Goldman Sachs & Co LLC
PNC Capital Markets LLC

Co-Managers:	ING Financial Markets LLC Regions Securities LLC

Trade Date:	December 3, 2025

Settlement Date:	December 17, 2025 (T+10)

We expect that delivery of the Notes will be made to investors on or about December 17, 2025, which will be the tenth Business Day following the date of pricing of the Notes (such settlement being referred to as T+10). Under Rule 15c6- 1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one Business Day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to one Business Day before their delivery will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Purchasers of the Notes who wish to trade the Notes prior to one Business Day before their delivery should consult their advisors.

Distribution:	SEC Registered Offering

Net Proceeds:
We estimate that the net proceeds from this offering of the Notes will be approximately $1,386,000,000 after deducting the underwriting discount and before deducting other estimated fees and expenses of this offering.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Changes to Preliminary Prospectus Supplement
The Issuer has increased the aggregate principal amount of the Notes offered from $1,000,000,000 to $1,400,000,000.
As a result of the change in offering size, all information (including the disclosure related to offering size, sources and uses of funds, capitalization table and other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322 or by emailing at: dg.prospectus_requests@bofa.com.
The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.